Filed by TPB Acquisition Corporation I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lavoro Limited

Commission File No. 132-02855

Date: October 27, 2022

Lavoro to Host Investor and Analyst Day on Thursday, November 10, 2022

October 27, 2022 08:00 AM Eastern Daylight Time

SÃO PAULO and EMERYVILLE, CALIF. – (BUSINESS WIRE) – Lavoro, Brazil’s largest agricultural inputs retailer, announced today that it will host its investor and analyst day on Thursday, November 10, 2022 beginning at approximately 1:30 p.m. ET, in New York City, New York.

Lavoro’s senior management will present its long-term growth strategy and financial outlook, and discuss the proposed business combination with TPB Acquisition Corporation I (Nasdaq: TPBA), followed by a live Q&A session.

In-person attendees will have the opportunity to participate in breakout sessions with key executives including Lavoro CEO Ruy Cunha, and TPB CEO David Friedberg. In-person guests are also welcome to join senior management for a cocktail reception. For parties interested in attending the event in person, please contact LavoroIR@icrinc.com for an invitation.

A live video webcast will be available in listen-only mode beginning at approximately 1:00 p.m. ET and include access to a chat-based Q&A session. To access the live webcast, please register at least 15 minutes prior to the event at https://icr.swoogo.com/Lavoro_TPB. For additional information, as well as Lavoro’s latest presentation materials, please visit Lavoro’s investor website at https://ir.lavoroagro.com/.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a complete portfolio, Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 878 technical sales representatives have met with more than 53,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at www.lavoroagro.com.br.

About The Production Board

Founded by David Friedberg, The Production Board is a venture foundry and investment holding company established to solve the most fundamental problems that affect our planet by reimagining global systems of production across food, agriculture, biomanufacturing, human health, and the broader life sciences. TPB builds businesses based on emerging scientific discoveries, partners with exceptional talent, and provides them with the capital, infrastructure and market insights needed to deliver meaningful improvement in the cost, energy, time, or carbon footprint of conventional systems. TPB is backed by leading strategic and financial investors, including Alphabet, Allen & Company LLC, Cascade, and funds and accounts managed by BlackRock, Baillie Gifford, Koch Disruptive Technologies, Counterpoint Global (Morgan Stanley), Foxhaven Asset Management, and Arrowmark Partners. Learn more about our work at www.tpb.co.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPB Acquisition Corporation I (“TPB Acquisition Corp.”) for their consideration. Lavoro has filed a registration statement on Form F-4 (“the Registration Statement”), which includes a preliminary proxy statement to be distributed to TPB Acquisition Corp.’s shareholders in connection with TPB Acquisition Corp.’s solicitation for proxies for the vote by TPB Acquisition Corp.’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. TPB Acquisition Corp.’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPB Acquisition Corp.’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about TPB Acquisition Corp., Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPB Acquisition Corp., Lavoro and their directors and executive officers may be deemed to be participants in the solicitation of proxies from TPB Acquisition Corp.’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPB Acquisition Corp. and Lavoro and information regarding their interests in the proposed business combination is set forth in the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the growth of Lavoro’s business and its ability to realize expected results and the expected benefits of the business combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPB Acquisition Corp.’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPB Acquisition Corp.; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the proposed business combination agreement by the shareholders of TPB Acquisition Corp.; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the proposed business combination agreement or the proposed transaction; the ability to maintain the listing of TPB Acquisition Corp.’s securities on a national securities exchange; the price of TPB Acquisition Corp.’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPB Acquisition Corp. plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPB Acquisition Corp.’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPB Acquisition Corp. for its initial public offering and the proxy statement/prospectus filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Contacts

For Lavoro:

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br, +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com, +55 41 9 9911-2712

For TPB:

Rachel Konrad

rachel@tpb.co, +1-650-924-5471